Exhibit 99.2

TELUS

the future is friendly

Control Number

Have questions about this notice? Call the Toll

Free Number below or scan the QR code to

find out more

Toll Free – 1-866 964-0492

www.computershare.com/

noticeandaccessviden

NOTICE OF ANNUAL AND SPECIAL MEETING AND OF AVAILABILITY OF PROXY MATERIALS

Under new rules introduced by Canadian securities regulators, this year TELUS Corporation is able to provide you with access to its information circular (“Information Circular”) for the annual and special meeting electronically, instead of mailing out paper copies. This new means of delivery is more environmentally friendly as it will help reduce paper use and will also reduce the cost of printing and mailing materials to shareholders. All shareholders are reminded to review the Information Circular before voting. Shareholders with questions about notice and access can call toll free at 1-866 962-0492 (or, for holders outside of Canada and the United States 514-982-8714 ).

This notice provides details of the date, time and place of the annual and special meeting, including the matters to be voted on at the annual and special meeting, and instructions on how to access an electronic copy of the Information Circular or to request a paper copy of the Information Circular. Accompanying this notice is a form of proxy or other voting document that you will need to vote by proxy.

Notice is hereby given that an annual and special meeting (the Special Meeting) of TELUS Corporation (the Company or TELUS) will be held:

Fold

WHEN:

Thursday, May 9, 2013

WHERE:

Palais des congres de Montreal

10:00 a.m. (EDT)

1001 Place Jean-Paul-Riopelle

Montreal, Quebec H2Z 1H5

for the following purposes and to transact any other business that may properly come before the meeting and any postponement or adjournment thereof:

Fold

Matters to be voted on by Shareholders

Financial Statements - receive the Company’s 2012 audited consolidated financial statements together with the report of the auditors on those statements

Election of Directors - elect directors of the Company for the ensuing year

Appointment of Auditors - appoint Deloitte LLP as auditors for the ensuing year and authorize the directors to fix their remuneration

Say on Pay - an advisory resolution on the Company’s approach to executive compensation

Amendment to Notice of Articles and Articles --

(a) approve the alteration of the authorized share structure of the Company to eliminate the class of Non-Voting Shares and increase the maximum number of Common Shares that the Company is authorized to issue from 1,000,000,000 to 2,000,000,000. (b) By the following special resolution, to approve the amendment and restatement of the Company’s Articles:

Section of Information Circular

See “1. Report of Management and Consolidated Financial Report”

See “2. Election of Directors”

See “3. Appointment of Auditors”

See “4. Approval of Executive Compensation Approach – Say on Pay”

See “5. Alterations to Notice of Articles and Articles”

PLEASE VIEW THE INFORMATION CIRCULAR PRIOR TO VOTING

00Y91F

Resolved that, as a special resolution:

1. The existing Articles of the Company be amended and restated in the form of the Amended and Restated Articles attached as Appendix B to the circular dated March 13, 2013 (the circular), including the amendment to Article 27 to eliminate the rights, privileges and restrictions attaching to the Non-Voting Shares.

2. Pursuant to section 259 of the British Columbia Business Corporations Act (BCBCA), the alteration of Articles 27 and 28 of the Articles of the Company set forth in the form of the Amended and Restated Articles attached as Appendix B to the circular shall not take effect until a copy of this resolution is received for deposit at the Company’s records office and a Notice of Alteration identifying the date of this resolution has been filed with the Registrar of Companies.

3. Pursuant to section 259 of the BCBCA, all other alterations of the Articles of the Company set forth in the form of the Amended and Restated Articles attached as Appendix B to the circular shall not take effect until a copy of this resolution is received for deposit at the Company’s records office.

4. Any one director or officer of the Company be authorized to execute and deliver all such documents and instruments, including a Notice of Alteration, and to do such further acts as may be necessary to give full effect to this resolution or as may be required to carry out the full intend and meaning thereof.

5. The directors of the Company be and are authorized to revoke this special resolution before it is acted on without further approval of the Shareholders.

Fold

Shareholder Rights Plan - Approve amendment to, and reconfirm the Company’s shareholder rights plan, as amended and restated

See “6. Amendment to and reconfirmation of Shareholder Rights Plan”

WHERE CAN I ACCESS MEETING MATERIALS?

Meeting materials, including proxy-related materials and the Information Circular, can be viewed online at www.SEDAR.com or at www.envisionreports.com/telus2013

HOW DO I GET A PAPER COPY OF THE INFORMATION CIRCULAR?

You can request a paper copy of the Information Circular to be sent to you by regular postal delivery free of charge. Requests may be made up to one year from the date the Information Circular was filed on SEDAR through the internet by going to http://www.envisionreports.com/telus2013 and entering the control number located on the accompanying form of proxy and following the instructions provided. Alternatively, requests may be made by telephone at any time prior to the meeting by calling toll free at 1-866-962-0492 (or, for holders outside of North America, (514) 982-8716). A paper copy will be sent to you within 3 business days of receiving your request. Therefore, to receive the Information Circular prior to the proxy cut-off for the Special Meeting described below, you should make your request before 5:00 p.m. (EDT) on April 23, 2013. To receive the Information Circular prior to the Special Meeting you should make your request before 5:00 p.m. (EDT) on April 25, 2013. For material requests on or after the date of the Special Meeting, please call toll free at 1-800-667-4871 (or, for holders outside of North America, (604) 697-8171), a paper copy will be sent to you within 10 calendar days after receiving your request.

HOW DO I VOTE MY SHARES?

If you cannot attend the Special Meeting, you may vote by proxy in any of the following ways. You will need the control number contained in the accompanying form of proxy in order to vote.

Fold

Voting method

Internet voting

Telephone voting

Voting by mail or delivery

For registered shareholders and TELUS

Employee Share Plan holders

Go to www.investorvote.com

Call the toll-free number shown on the form of proxy

Complete the form of proxy and return it in the envelope provided

To be valid, proxies must be received by TELUS’ Corporate Secretary, c/o Computershare Trust Company of Canada at 9th floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 by no later than 5:00 p.m. (EDT) on May 7, 2013 or, if the Special Meeting is adjourned or postponed, by 5:00 p.m. (EDT) on the second-last business day before the reconvened meeting date (the proxy cut-off).TELUS reserves the right to accept late proxies and to waive the proxy cut-off, with or without notice, but is under no obligation to accept or reject any particular late proxy.

PLEASE VIEW THE INFORMATION CIRCULAR PRIOR TO VOTING

00Y92J